July 29, 2025

Ronald B. Kocak
VP Controller and Principal Accounting Officer
RenovoRx, Inc.
2570 West El Camino Real, Suite 320
Mountain View, California 94040

       Re: RenovoRx, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Form 10-Q for the quarterly period ended March 31, 2025 File No. 001-40738
Dear Ronald B. Kocak:

       We have reviewed your July 18, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 10,
2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
Controls and Procedures, page 87

1. We have read your response to comment 1. Notwithstanding the correction of the typo referring to "December 31, 2022" which relates specifically to the evaluation of disclosure controls and procedures only, you were required to provide a management report on internal control over financial reporting (ICFR) beginning with your Form
       10-K for the year ended December 31, 2023, as that was when your transition period of being a newly public company ended. The information provided on pages 87-88 under section (b) of this Item 9A. does not constitute a management report on ICFR as it does not comply with the disclosure requirements of Item 308(a) of Regulation S-K.
       Therefore, please tell us management's assessment of effectiveness of ICFR as of
       December 31, 2024 and, as previously requested, confirm that you will revise your
       future filings to provide management   s conclusion regarding the
effectiveness of your
 July 29, 2025
Page 2

       internal control over financial reporting.

Form 10-Q for the quarterly period ended March 31, 2025
Item 2: Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16
Results of Operations, page 20, page 90

2. We have read your response to comment 2. You have told us, among other things, that
       "all commercial costs for the production of the RenovoCath device in connection with our commercialization program are capitalized on the balance sheet or charged as cost of goods sold on the income statement." However, you disclose on page 21 that you anticipate selling, general and administrative expenses to increase during 2025 as you progress with your commercialization activities for your RenovoCath device. Please address the following:
           Please tell us the amount and the nature of the commercial costs that were charged to cost of goods sold for the four most recent quarters and explain how these costs are appropriately classified as cost of goods sold. Refer to ASC 330-10-30.
           Consider enhancing your disclosure of these amounts in future filings.
           Also, tell us and consider revising your future filings to identify the nature of the increased expenses in selling, general and administrative related to the commercialization of your RenovoCath device.

       Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences